Exhibit 99.5

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel	(905) 726-2462
Fax	(905) 726-7164

Consolidated Financial Statements

Magna International Inc.

December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magna International Inc.

We have audited the accompanying consolidated balance sheets of Magna International Inc. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Magna International Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ “Deloitte LLP”

Chartered Professional Accountants

Licensed Public Accountants

March 3, 2016

Toronto, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magna International Inc.

We have audited the internal control over financial reporting of Magna International Inc. and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements, as of and for the year ended December 31, 2015 of the Company and our report dated March 3, 2016 expressed an unqualified opinion on those financial statements.

/s/ “Deloitte LLP”

Chartered Professional Accountants

Licensed Public Accountants

March 3, 2016

Toronto, Canada

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[U.S. dollars in millions, except per share figures]

Years ended December 31,	Note	2015	2014

Sales		$32,134	$34,403

Costs and expenses
Cost of goods sold		27,559	29,468
Depreciation and amortization		802	845
Selling, general and administrative	10, 20	1,448	1,612
Interest expense, net	17	44	30
Equity income		(204)	(203)
Other (income) expense, net	5	(166)	46
Income from continuing operations before income taxes		2,651	2,605
Income taxes	13	711	683
Net income from continuing operations		1,940	1,922
Income (loss) from discontinued operations, net of tax	4	67	(42)
Net income		2,007	1,880
Loss from continuing operations attributable to non-controlling interests		6	2
Net income attributable to Magna International Inc.		$2,013	$1,882

Basic Earnings per Common Share (restated – note 3):	6
Continuing operations		$4.78	$4.50
Discontinued operations		0.16	(0.09)
Attributable to Magna International Inc.		$4.94	$4.41

Diluted Earnings per Common Share (restated – note 3):	6
Continuing operations		$4.72	$4.44
Discontinued operations		0.16	(0.10)
Attributable to Magna International Inc.		$4.88	$4.34

Weighted average number of Common Shares outstanding during the year [in millions] (restated – note 3):	6
Basic		407.5	427.1
Diluted		412.7	433.2

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[U.S. dollars in millions]

Years ended December 31,	Note	2015	2014

Net income		$2,007	$1,880

Other comprehensive loss, net of tax:	22
Net unrealized loss on translation of net investment in foreign operations		(800)	(681)
Net unrealized loss on cash flow hedges		(244)	(103)
Reclassification of net loss on cash flow hedges to net income		95	10
Reclassification of net loss on investments to net income		3	—
Reclassification of net loss on pensions to net income		7	3
Pension and post-retirement benefits		14	(72)
Other comprehensive loss		(925)	(843)

Comprehensive income		1,082	1,037
Comprehensive loss attributable to non-controlling interests		8	2
Comprehensive income attributable to Magna International Inc.		$1,090	$1,039

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[U.S. dollars in millions]

Years ended December 31,	Note	2015	2014

OPERATING ACTIVITIES
Net income from continuing operations		$1,940	$1,922
Items not involving current cash flows	7	736	1,102
		2,676	3,024
Changes in operating assets and liabilities	7	(344)	(202)
Cash provided from operating activities		2,332	2,822

INVESTMENT ACTIVITIES
Fixed asset additions		(1,591)	(1,495)
Purchase of subsidiaries	8	(222)	(23)
Increase in investments and other assets		(221)	(172)
Proceeds from disposition		61	164
Proceeds on disposal of facilities	5	221	—
Sale of Interiors	4	520	—
Cash used in discontinued operations	4	(56)	(120)
Cash used for investment activities		(1,288)	(1,646)

FINANCING ACTIVITIES
Issues of debt	17	1,608	860
Increase (decrease) in bank indebtedness		25	(2)
Repayments of debt	17	(99)	(188)
Issues of Common Shares on exercise of stock options		35	49
Repurchase of Common Shares	21	(515)	(1,783)
Contribution to subsidiaries by non-controlling interests		41	—
Dividends paid		(354)	(316)
Cash provided from (used for) financing activities		741	(1,380)

Effect of exchange rate changes on cash and cash equivalents		(171)	(98)

Net increase (decrease) in cash and cash equivalents during the year		1,614	(302)
Cash and cash equivalents, beginning of year		1,249	1,551
Cash and cash equivalents, end of year		$2,863	$1,249

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[U.S. dollars in millions, except shares issued]

As at December 31,	Note	2015	2014

ASSETS
Current assets
Cash and cash equivalents	7	$2,863	$1,249
Accounts receivable		5,439	5,316
Inventories	9	2,564	2,525
Income taxes receivable		—	13
Prepaid expenses and other		278	150
Assets held for sale	4	—	609
		11,144	9,862

Investments	10, 18, 23	399	379
Fixed assets, net	11	6,005	5,402
Goodwill	8, 12	1,344	1,337
Deferred tax assets	13	271	220
Other assets	14, 18	543	526
Noncurrent assets held for sale	4	—	348
		$19,706	$18,074

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	17	$25	$30
Accounts payable		4,746	4,765
Accrued salaries and wages	15	660	686
Other accrued liabilities	16	1,512	1,448
Income taxes payable		122	—
Long-term debt due within one year	17	211	183
Liabilities held for sale	4	—	514
		7,276	7,626

Long-term debt	17	2,346	812
Long-term employee benefit liabilities	18	504	559
Other long-term liabilities	19	331	278
Deferred tax liabilities	13	132	92
Long-term liabilities held for sale	4	—	34
		10,589	9,401

Shareholders’ equity
Common Shares [issued: 402,264,201; 2014 – 410,325,270 (restated – note 3)]	21	3,942	3,979
Contributed surplus		107	83
Retained earnings	21	6,387	5,155
Accumulated other comprehensive loss	22	(1,470)	(558)
		8,966	8,659

Non-controlling interests		151	14
		9,117	8,673
		$19,706	$18,074

Commitments and contingencies [notes 17, 23 and 24]

See accompanying notes

On behalf of the Board:

	/s/ “Lawrence D. Worrall”	/s/ “William L. Young”
	Director	Chairman of the Board

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[U.S. dollars in millions, except number of common shares]

	Common Shares					Non-
		Stated	Contributed	Retained		controlling	Total
	Number	Value	Surplus	Earnings	AOCL [i]	Interests	Equity
	[in millions]

Balance, December 31, 2013	442.3	$4,230	$69	$5,011	$313	$16	$9,639

Net income				1,882		(2)	1,880
Other comprehensive loss					(843)		(843)
Shares issued on exercise of stock options	2.6	63	(12)				51
Release of restricted stock		5	(5)				—
Release of restricted stock units		14	(14)				—
Repurchase and cancellation under
normal course issuer bids [note 21]	(34.8)	(342)		(1,413)	(28)		(1,783)
Stock-based compensation expense [note 20]			38				38
Reclassification of liability [note 20]			7				7
Dividends paid [$0.76 per share]	0.2	9		(325)			(316)
Balance, December 31, 2014	410.3	3,979	83	5,155	(558)	14	8,673

Net income				2,013		(6)	2,007
Other comprehensive loss					(923)	(2)	(925)
Shares issued on exercise of stock options	2.4	45	(10)				35
Release of restricted stock		5	(5)				—
Release of restricted stock units		12	(12)				—
Repurchase and cancellation under normal course issuer bids [note 21]	(10.6)	(108)		(418)	11		(515)
Contribution by non-controlling interests [note 8]			17			29	46
Purchase of non-controlling interests			(2)				(2)
Acquisition [note 8]						116	116
Stock-based compensation expense [note 20]			36				36
Dividends paid [$0.88 per share]	0.2	9		(363)			(354)
Balance, December 31, 2015	402.3	$3,942	$107	$6,387	$(1,470)	$151	$9,117

[i]    AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

Magna International Inc. [collectively “Magna” or the “Company”] is a global automotive supplier whose product capabilities include producing body, chassis, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.

The consolidated financial statements have been prepared in U.S. dollars following accounting principles generally accepted in the United States [“GAAP”].

Principles of consolidation

The Consolidated Financial Statements include the accounts of Magna and its subsidiaries in which Magna has a controlling financial interest or is the primary beneficiary.  Magna accounts for investments in companies over which it has the ability to exercise significant influence but does not hold a controlling interest under the equity method, and records its proportionate share of income or losses in Equity income in the Consolidated Statements of Income. The Company presents non-controlling interests as a separate component within Shareholders’ equity in the Consolidated Balance Sheets.

Retrospective changes

In connection with the adoption of Accounting Standards Update (“ASU”) 2015-17, as defined and further described in Note 2, prior year amounts related to deferred taxes have been reclassified in the consolidated balance sheet.  Prior period information has also been reclassified to present the interiors operations as discontinued operations for all periods presented.  Refer to Note 4 Discontinued Operations for further information.  Additionally, in March 2015 the Company completed a two-for-one stock split.  All equity-based compensation plans or arrangements, earnings per Common Share, Cash dividends paid per Common Share, the weighted average exercise price for stock options and the weighted average fair value of options granted, have been restated for all periods presented to reflect the stock split.  Refer to Note 3 Stock Split for more information.

Financial instruments

The Company classifies all of its financial assets and financial liabilities as trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Held-for-trading financial instruments, which include cash and cash equivalents and the Company’s investment in asset-backed commercial paper [“ABCP”] are measured at fair value and all gains and losses are included in net income in the period in which they arise. Held-to-maturity investments, which include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements, are recorded at amortized cost using the effective interest method. Loans and receivables, which include accounts receivable, long-term receivables and accounts payable, are recorded at amortized cost using the effective interest method. Available-for-sale financial assets are recorded at cost and are subsequently measured at fair value with all revaluation gains and losses included in other comprehensive income.

Foreign currency translation

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.

Assets and liabilities of the Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net investment in these operations are included in comprehensive income and are deferred in accumulated other comprehensive income. Foreign exchange gains or losses on debt that was designated as a hedge of the Company’s net investment in these operations are also recorded in accumulated other comprehensive income.

2015 Annual Financial Statements

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Foreign exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are reflected in income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed foreign currency based outflows and inflows. Most of the Company’s foreign exchange contracts are subject to master netting arrangements that provide for the net settlement of contracts, by counterparty, in the event of default or termination. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded on a gross basis in prepaid expenses and other, other assets, other accrued liabilities or other long-term liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

If the Company’s foreign exchange forward contracts cease to be effective as hedges, for example, if projected foreign cash inflows or outflows declined significantly, gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in income at the time this condition was identified.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost and market, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Outsourced tooling inventories are valued at the lower of subcontracted costs and market.

Long-lived assets

Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2½% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 33% for special purpose equipment.

Definite-lived intangible assets, which have arisen principally through acquisitions and include customer relationship intangibles and patents and licences, are recorded in other assets and are amortized on a straight-line basis over their estimated useful lives, typically over periods not exceeding five years.

The Company assesses fixed and definite-lived intangible assets for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of fixed and definite-lived intangible assets is generally determined using estimated discounted future cash flows.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent writedowns for impairment. Goodwill is reviewed for impairment on December 31 of each year. Goodwill impairment is evaluated between annual tests upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment, if any. The fair value of a reporting unit is determined using the estimated discounted future cash flows of the reporting unit.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Other assets

Other assets include the long-term portion of certain receivables, which represent the recognized sales value of tooling and design and engineering services provided to customers under certain long-term contracts. The receivables will be paid in full upon completion of the contracts or in instalments based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made.

Preproduction costs related to long-term supply agreements

Pre-operating costs incurred in establishing new facilities that require substantial time to reach commercial production capability are expensed as incurred.

Costs incurred [net of customer subsidies] related to design and engineering, which are paid for as part of subsequent production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists.

Costs incurred [net of customer subsidies] related to design and development costs for moulds, dies and other tools that the Company does not own [and that will be used in, and paid for as part of the piece price amount for, subsequent production] are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancellable right to use the moulds, dies and other tools during the supply agreement.

Where these preproduction costs are deemed to be a single unit of account combined with a subsequent parts production, the costs deferred in the above circumstances are included in other assets and amortized on a units-of-production basis to cost of goods sold over the anticipated term of the supply agreement.

Warranty

The Company records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience.

Product liability provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or the customer decides to recall a product due to a known or suspected performance issue, and the Company is required to participate, either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, the Company’s portion of the estimated cost of the recall is recorded as a charge to income in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign and the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company.

The Company monitors warranty activity on an ongoing basis and adjusts reserve estimates when it is probable that future warranty costs will be different than those estimates.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Employee future benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses that are greater than 10% of the greater of the accrued benefit obligation at the beginning of the year and the fair value, or market related value, of plan assets at the beginning of the year, are recognized in income over the expected average remaining service life of employees. Gains related to plan curtailments are recognized when the event giving rise to the curtailment has occurred. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

The funded status of the plans is measured as the difference between the plan assets at fair value and the projected benefit obligation [“PBO”]. The aggregate of all overfunded plans is recorded in other assets, and the aggregate of all underfunded plans in long-term employee benefit liabilities.  The portion of the amount by which the actuarial present value of benefits included in the PBO exceeds the fair value of plan assets, payable in the next twelve months, is reflected in other accrued liabilities.  This is determined on a plan by plan basis.

Asset retirement obligation

The Company recognizes its obligation to restore leased premises at the end of the lease by recording at lease inception the estimated fair value of this obligation as other long-term liabilities with a corresponding amount recognized as fixed assets. The fixed asset amount is amortized over the period from lease inception to the time the Company expects to vacate the premises, resulting in both depreciation and interest charges. The estimated fair value of the obligation is assessed for changes in the expected timing and extent of expenditures with changes related to the time value of money recorded as interest expense.

Revenue recognition

Revenue from the sale of manufactured products is recognized when the price is fixed or determinable, collectability is reasonably assured and upon shipment to [or receipt by customers, depending on contractual terms], and acceptance by customers.

Revenue from tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis. Revenues from significant engineering services and tooling contracts that qualify as separate revenue elements are recognized on a percentage-of-completion basis. Percentage-of-completion is generally determined based on the proportion of accumulated expenditures to date as compared to total anticipated expenditures.

Revenue and cost of goods sold, including amounts from engineering and tooling contracts, are presented on a gross basis in the consolidated statements of income and comprehensive income when the Company is acting as principal and is subject to significant risks and rewards in connection with the process of bringing the product to its final state and in the post-sale dealings with its customers. Otherwise, components of revenues and related costs are presented on a net basis.

With respect to vehicle assembly sales, given that Magna is acting as principal with respect to purchased components and systems, the selling price to the customer includes the costs of such inputs.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Government assistance

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants relating to current operating expenditures are generally recorded as a reduction of the related expense at the time the eligible expenses are incurred. The Company also receives tax credits and tax super allowances, the benefits of which are recorded as a reduction of income tax expense. In addition, the Company receives loans which are recorded as liabilities in amounts equal to the cash received. When a government loan is issued to the Company at a below-market rate of interest, the loan is initially recorded at its net present value, and accreted to its face value over the period of the loan. The benefit of the below-market rate of interest is accounted for like a government grant.  It is measured as the difference between the initial carrying value of the loan and the cash proceeds received.

Income taxes

The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

No deferred tax liability is recorded for taxes on undistributed earnings and translation adjustments of foreign subsidiaries if these items are either considered to be reinvested for the foreseeable future or if they are available for repatriation and are not subject to further tax on remittance. Taxes are recorded on such foreign undistributed earnings and translation adjustments when it becomes apparent that such earnings will be distributed in the foreseeable future and the Company will incur further significant tax on remittance.

Recognition of uncertain tax positions is dependent on whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the consolidated financial statements. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Stock-based compensation

Compensation expense is recognized for stock options based upon the fair value of the options at the grant or modification date. The fair value of the options is recognized over the vesting period of the options as compensation expense in selling, general and administrative expense with a corresponding increase to contributed surplus.

The fair value of stock options is estimated at the grant or modification date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside the Company’s control. If other assumptions are used, stock-based compensation expense could be significantly impacted.

As stock options are exercised, the proceeds received on exercise, in addition to the portion of the contributed surplus balance related to those stock options, is credited to Common Shares and contributed surplus is reduced accordingly.

The Company’s restricted stock plans and certain restricted share unit plans are measured at fair value at the date of grant or modification and amortized to compensation expense from the effective date of the grant to the final vesting date in selling, general and administrative expense with a corresponding increase to contributed surplus. As restricted stock or restricted share units are released under the plans, the portion of the contributed surplus balance relating to the restricted stock or restricted share units is credited to Common Shares and released from contributed surplus. Certain other restricted share unit plans are recorded as liabilities at the date of grant and are marked to market in selling, general and administrative expenses each period until settled.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Comprehensive income

Other comprehensive income includes unrealized gains and losses on translation of the Company’s foreign operations that use the local currency as the functional currency, the change in fair value of available-for-sale investments, net of taxes, the change in unamortized actuarial amounts, net of taxes and to the extent that cash flow hedges are effective, the change in their fair value, net of income taxes.

Accumulated other comprehensive income is a separate component of shareholders’ equity which includes the accumulated balances of all components of other comprehensive income which are recognized in comprehensive income but excluded from net income.

Earnings per Common Share

Basic earnings per Common Share are calculated on net income attributable to Magna International Inc. using the weighted average number of Common Shares outstanding during the year.

Diluted earnings per Common Share are calculated on the weighted average number of Common Shares outstanding, including an adjustment for stock options outstanding using the treasury stock method.

Common Shares that have not been released under the Company’s restricted stock plan or are being held in trust for purposes of the Company’s restricted stock unit program have been excluded from the calculation of basic earnings per share but have been included in the calculation of diluted earnings per share.

Discontinued operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting only occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have a major impact on the Company’s operations and financial results.  In the third quarter of 2015, the Company sold substantially all of its interiors operations. Accordingly, the assets and liabilities, operating results and operating cash flows for the previously reported interiors operations are presented as discontinued operations separate from the Company’s continuing operations.  Prior period financial information has been reclassified to present the interiors operations as a discontinued operation, and has therefore been excluded from both continuing operations and segment results in these consolidated financial statements and the notes to the consolidated financial statements, unless otherwise noted.  Refer to Note 4 Discontinued Operations for further information regarding the Company’s discontinued operations.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

2.              ACCOUNTING STANDARDS

Accounting Changes

In November 2015, the Financial Accounting Standards Board [“FASB”] issued Accounting Standards Update [“ASU”] No. 2015-17, “Income Taxes (Topic 740):  Balance Sheet Classification of Deferred Taxes”.  This guidance requires entities to classify deferred tax liabilities and assets as noncurrent in a classified statement of financial position. The guidance is effective for interim and annual periods beginning after December 15, 2016, and may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. As permitted, the Company elected to early adopt this guidance effective December 31, 2015, and has applied the guidance retrospectively. Accordingly, current deferred tax assets, current deferred tax liabilities and long-term deferred tax liabilities have been reduced by $181 million, $21 million and $79 million respectively, and long-term deferred tax assets has increased by $81 million in the accompanying consolidated balance sheet as at December 31, 2014.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Future Accounting Standards

Simplifying the Presentation of Debt Issuance Costs

In April 2015, the FASB issued ASU No. 2015-03, “Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs”.  This guidance requires debt issuance costs to be recorded as a direct reduction of the debt liability on the balance sheet rather than as an asset. The provisions of this update are effective as of January 1, 2016, and are not expected to have a significant impact on the Company.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers: Topic 606 (ASU 2014-09)”, to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 is effective for the Company in the first quarter of fiscal 2017 using either of two methods: [i] retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or [ii] retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company is currently evaluating the impact of its pending adoption of ASU 2014-09 on its consolidated financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases: Topic 842 (ASU 2016-02)”, to supersede nearly all existing lease guidance under GAAP. The guidance would require lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets.  ASU 2016-02 is effective for the Company in the first quarter of fiscal 2019 using a modified retrospective approach with the option to elect certain practical expedients.  Early adoption is permitted.  The Company is currently evaluating the impact of its pending adoption of ASU 2016-02 on its consolidated financial statements.

3.              STOCK SPLIT

On March 25, 2015, the Company completed a two-for-one stock split, which was implemented by way of a stock dividend, whereby shareholders received an additional Common Share for each Common Share held. All equity-based compensation plans or arrangements were adjusted to reflect the issuance of additional Common Shares.

Accordingly, all of the Company’s issued and outstanding Common Shares, incentive stock options, and restricted and deferred stock units have been restated for all periods presented to reflect the stock split. In addition, earnings per Common Share, Cash dividends paid per Common Share, weighted average exercise price for stock options and the weighted average fair value of options granted have been restated for all periods presented to reflect the stock split.

4.              DISCONTINUED OPERATIONS

On August 31, 2015, the Company sold substantially all of its interiors operations [“the interiors operations”].  The Company recognized a gain on the divestiture within income from discontinued operations as follows:

Proceeds on disposal, net of transaction costs	$549
Net assets disposed	438
Pretax gain on divestiture	111
Income taxes	66
Gain on divestiture, net of tax	$45

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The following table summarizes the carrying value of the major classes of assets and liabilities of the discontinued operations which were reflected as held for sale in the consolidated balance sheet at December 31, 2014:

Cash and cash equivalents	$4
Accounts receivable	355
Inventories	232
Income taxes receivable	3
Prepaid expenses and other	10
Deferred tax assets	12
Fixed assets, net	263
Goodwill	12
Investments	40
Other assets	26
Total assets of the discontinued operations classified as held for sale	$957

Bank indebtedness	$3
Accounts payable	376
Accrued salaries and wages	44
Other accrued liabilities	91
Long-term debt due within one year	1
Long-term employee benefit liabilities	20
Other long-term liabilities	12
Deferred tax liabilities	1
Total liabilities of the discontinued operations classified as held for sale	$548

A reconciliation of the major classes of line items constituting income (loss) from discontinued operations, net of tax as presented in the statements of income is as follows:

	2015	2014

Sales	$1,737	$2,394

Costs and expenses
Cost of goods sold	1,635	2,310
Depreciation and amortization	13	45
Selling, general and administrative	58	95
Equity income	(11)	(8)
Other expense	—	18
Income (loss) from discontinued operations before income taxes and gain on divestiture	42	(66)
Income taxes	20	(24)
Income (loss) from discontinued operations before gain on divestiture	22	(42)
Gain on divestiture of discontinued operations, net of tax	45	—
Income (loss) from discontinued operations, net of tax	$67	$(42)

The interiors operations were previously included within all of the Company’s reporting segments except for Rest of World.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

5.     OTHER (INCOME) EXPENSE, NET

Other (income) expense, net consists of significant items such as: restructuring charges generally related to significant plant closures or consolidations; gains or losses on disposal of facilities; and other items not reflective of on-going operating profit or loss. Other (income) expense, net consists of:

	2015	2014

North America [a]
Gain on disposal of Bestop	$(136)	$—

Europe [b]
Restructuring charges	27	46
Gain on disposal of battery pack business	(57)	—
	(30)	46

	$(166)	$46

[a]         North America

For the year ended December 31, 2015

During 2015, the Company entered into a joint venture arrangement for the manufacture and sale of roof and other accessories for the Jeep market to original equipment manufacturers as well as aftermarket customers.  The Company contributed two manufacturing facilities and received a 49% interest in the newly formed joint venture and cash proceeds of $118 million. Total consideration was valued at $160 million and as a result the Company recognized a gain of $136 million [$80 million after tax].  The Company accounts for its ownership as an equity investment since Magna has significant influence through its voting rights, but does not control the joint venture.

[b]       Europe

For the year ended December 31, 2015

During 2015, the Company recorded net restructuring charges of $27 million [$27 million after tax] primarily in Germany at its exterior systems and roof systems operations.

During 2015, the Company sold its battery pack business to Samsung SDI for gross proceeds of approximately $120 million, resulting in a gain of $57 million [$42 million after tax].

For the year ended December 31, 2014

During 2014, the Company recorded net restructuring charges of $46 million [$41 million after tax] in Europe at its exterior systems operations.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

6.     EARNINGS PER SHARE

Earnings per share are computed as follows [restated [note 3]]:

	2015	2014

Income available to Common shareholders:

Net income from continuing operations	$1,940	$1,922
Loss from continuing operations attributable to non-controlling interests	6	2
Net income attributable to Magna International Inc. from continuing operations	1,946	1,924

Income (loss) from discontinued operations, net of tax	67	(42)
Net income attributable to Magna International Inc.	$2,013	$1,882

Weighted average shares outstanding:

Basic	407.5	427.1
Adjustments
Stock options and restricted stock [a]	5.2	6.1
Diluted	412.7	433.2

[a]         Diluted earnings per Common Share exclude 0.9 million [2014 — 0.1 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

Earnings per Common Share:

Basic:
Continuing operations	$4.78	$4.50
Discontinued operations	0.16	(0.09)
Attributable to Magna International Inc.	$4.94	$4.41

Diluted:
Continuing operations	$4.72	$4.44
Discontinued operations	0.16	(0.10)
Attributable to Magna International Inc.	$4.88	$4.34

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

7.     DETAILS OF CONSOLIDATED STATEMENTS OF CASH FLOWS

[a]         Cash and cash equivalents consist of:

	2015	2014

Bank term deposits, bankers’ acceptances and government paper	$2,572	$1,058
Cash	291	191
	$2,863	$1,249

[b]         Items not involving current cash flows:

	2015	2014

Depreciation and amortization	$802	$845
Amortization of other assets included in cost of goods sold	110	132
Other non-cash charges	44	35
Deferred income taxes [note 13]	(7)	113
Equity income in excess of dividends received	(20)	(23)
Non-cash portion of Other (income) expense, net [note 5]	(193)	—
	$736	$1,102

[c]          Changes in operating assets and liabilities:

	2015	2014

Accounts receivable	$(410)	$(760)
Inventories	(241)	(275)
Prepaid expenses and other	13	3
Accounts payable	139	634
Accrued salaries and wages	43	74
Other accrued liabilities	72	80
Income taxes payable	40	42
	$(344)	$(202)

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

8.     BUSINESS COMBINATIONS

Acquisitions in the year ended December 31, 2015

On December 10, 2015, the Company entered into a partnership agreement in China [the “Xingqiaorui Partnership”] with Chongqing Xingqiaorui.  Chongqing Xingqiaorui [“Xingqiaorui”] is a Tier one supplier of automotive body-in-white components to Changan Ford. Under the terms of the arrangement, Xingqiaorui transferred a 53% controlling interest in its three China manufacturing facilities and cash consideration of $36 million.  In exchange, the Company transferred a 47% non-controlling equity interest in its Chongqing manufacturing facility and cash consideration of $130 million to Xingqiaorui.

The acquisition of the 53% controlling interest in the China manufacturing facilities was accounted for as a business combination, and the Company recorded the assets acquired and liabilities assumed at their acquisition date fair values.  For the partial sale of the Company’s Chongqing manufacturing facility, no revaluation occurred since the Company maintained its controlling interest. The difference between the cash consideration received and the amount allocated to the Non-controlling interest resulted in a gain of $20 million [$17 million after tax], which was credited to contributed surplus.

On November 30, 2015, the Company acquired a 100% interest in Stadco Automotive Ltd. [“Stadco”] for total cash consideration of $115 million.  Stadco, based in the United Kingdom, is a supplier of steel and aluminum stampings as well as vehicle assemblies primarily to Jaguar and Land Rover.

The net effect of the acquisitions on the Company’s 2015 consolidated balance sheet is as follows:

	Xingqiaorui
	Partnership	Stadco	Other	Total

Cash	$23	$1	$—	$24
Non-cash working capital	(35)	(3)	1	(37)
Fixed assets	164	107	—	271
Goodwill, net	107	13	—	120
Other assets	10	—	1	11
Long-term employee benefit liabilities	—	—	(1)	(1)
Other long-term liabilities	(5)	—	—	(5)
Deferred tax liabilities	(18)	(3)	—	(21)
Non-controlling interests	(116)	—	—	(116)
Consideration paid	130	115	1	246
Less: Cash acquired	(23)	(1)	—	(24)
Net cash outflow	$107	$114	$1	$222

The Company’s purchase price allocations are preliminary and subject to revision as additional information regarding the fair value of assets and liabilities becomes available.  Adjustments in the purchase price allocations may require an adjustment to the amounts allocated to goodwill.

Acquisitions in the year ended December 31, 2014

In October 2014, the Company acquired Techform Group of Companies, an automotive supplier of hinges, door locking rods and other closure products, which has operations in Canada, the United States and China, for cash consideration of $23 million.

The net effect of this acquisition on the Company’s 2014 consolidated balance sheet were increases in fixed assets of $21 million, goodwill of $3 million, other assets of $4 million, long-term debt of $4 million and deferred tax liabilities of $1 million.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

9.     INVENTORIES

Inventories consist of:

	2015	2014

Raw materials and supplies	$843	$846
Work-in-process	246	233
Finished goods	311	338
Tooling and engineering	1,164	1,108
	$2,564	$2,525

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

10.  INVESTMENTS

The Company’s net income includes the proportionate share of net income or loss of its equity method investees, including the Company’s 76% interest in an entity subject to shared control. When a proportionate share of net income is recorded, it increases equity income in the consolidated statements of income and the carrying value of those investments. Conversely, when a proportionate share of a net loss is recorded, it decreases equity income in the consolidated statements of income and the carrying value of those investments. The following is the Company’s combined proportionate share of the major components of the financial statements of the entities in which the Company accounts for using the equity method:

Balance Sheets

	2015	2014

Current assets	$491	$418
Long-term assets	$343	$262
Current liabilities	$392	$315
Long-term liabilities	$167	$123

Statements of Income

	2015	2014

Sales	$1,726	$1,601
Cost of goods sold, expenses and income taxes	1,522	1,396
Net income	$204	$205

Sales to equity method investees were approximately $98 million and $116 million in 2015 and 2014, respectively.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

11.       FIXED ASSETS

Fixed assets consist of:

	2015	2014

Cost
Land	$259	$266
Buildings	1,659	1,653
Machinery and equipment	11,294	11,003
	13,212	12,922

Accumulated depreciation
Buildings	(590)	(577)
Machinery and equipment	(6,617)	(6,943)
	$6,005	$5,402

Included in the cost of fixed assets are construction in progress expenditures of $1.3 billion [2014 - $942 million] that have not been depreciated.

12.       GOODWILL

The following is a continuity of the Company’s goodwill by segment:

	North
	America	Europe	Asia	Total

Balance, December 31, 2013	$654	$644	$129	$1,427
Acquisitions [note 8]	3	—	—	3
Foreign exchange and other	(24)	(67)	(2)	(93)
Balance, December 31, 2014	633	577	127	1,337
Acquisitions [note 8]	—	13	107	120
Foreign exchange and other	(43)	(65)	(5)	(113)
Balance, December 31, 2015	$590	$525	$229	$1,344

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

13.       INCOME TAXES

[a]         The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2015	2014

Canadian statutory income tax rate	26.5%	26.5%
Manufacturing and processing profits deduction	(0.4)	(0.4)
Foreign rate differentials	0.8	0.5
Losses not benefited	1.1	1.2
Utilization of losses previously not benefited	(0.1)	(0.2)
Earnings of equity accounted investees	(0.8)	(1.0)
Tax on repatriation of foreign earnings	2.1	0.7
Valuation allowance on deferred tax assets [i]	—	(0.1)
Austrian tax reform [ii]	—	1.2
Write off of investment [iii]	(1.4)	—
Research and development tax credits	(1.3)	(1.6)
Reserve for uncertain tax positions	(0.3)	(1.7)
Others	0.6	1.1
Effective income tax rate	26.8%	26.2%

[i]             GAAP requires that the Company assess whether valuation allowances should be established or maintained against its deferred tax assets, based on consideration of all available evidence, using a “more likely than not” standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.

[ii]          During 2014, the Austrian government enacted legislation abolishing the utilization of foreign losses, where the foreign subsidiary is not a member of the European Union. Furthermore, any foreign losses previously used by Austrian entities arising in those non European Union subsidiaries are subject to recapture in Austria. As a consequence of this change, the Company recorded a charge to income tax expense of $32 million [“Austrian tax reform”].

[iii]       During 2015, the Company recorded a benefit related to the write-off of historical tax basis in one of its South American subsidiaries.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]         The details of income before income taxes by jurisdiction are as follows:

	2015	2014

Canadian	$590	$821
Foreign	2,061	1,784
	$2,651	$2,605

[c]          The details of the income tax provision are as follows:

	2015	2014

Current
Canadian	$140	$196
Foreign	578	374
	718	570

Deferred
Canadian	14	1
Foreign	(21)	112
	(7)	113
	$711	$683

[d]         Deferred income taxes have been provided on temporary differences, which consist of the following:

	2015	2014

Tax depreciation greater than book depreciation	$12	$40
Book amortization less than (in excess of) tax amortization	7	(25)
Liabilities currently not deductible for tax	—	20
Net tax losses (benefited) utilized	(13)	46
Change in valuation allowance on deferred tax assets	(1)	(3)
Austrian tax reform	—	32
Net tax credits utilized	—	10
Others	(12)	(7)
	$(7)	$113

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[e]          Deferred tax assets and liabilities consist of the following temporary differences:

	2015	2014

Assets
Tax benefit of loss carryforwards	$614	$686
Liabilities currently not deductible for tax	211	231
Tax credit carryforwards	24	25
Unrealized loss on cash flow hedges and retirement liabilities	154	119
Others	16	12
	1,019	1,073
Valuation allowance against tax benefit of loss carryforwards	(562)	(637)
Other valuation allowance	(50)	(80)
	407	356

Liabilities
Tax depreciation in excess of book depreciation	249	212
Tax on undistributed foreign earnings	10	7
Unrealized gain on cash flow hedges and retirement liabilities	9	9
	268	228

Net deferred tax assets	$139	$128

The net deferred tax assets are presented on the consolidated balance sheet in the following categories:

	2015	2014

Long-term deferred tax assets	$271	$220
Long-term deferred tax liabilities	(132)	(92)
	$139	$128

[f]           The company has provided for deferred income taxes for the estimated tax cost of distributable earnings of its subsidiaries. Deferred income taxes have not been provided on approximately $3.90 billion of undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings should not give rise to additional tax liabilities upon repatriation or are indefinitely reinvested. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

[g]          Income taxes paid in cash [net of refunds] were $647 million for the year ended December 31, 2015 [2014 - $527 million].

[h]         As of December 31, 2015, the Company had domestic and foreign operating loss carryforwards of $1.92 billion and tax credit carryforwards of $24 million. Approximately $1.25 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2016 and 2035.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[i]    As at December 31, 2015 and 2014, the Company’s gross unrecognized tax benefits were $221 million and $202 million, respectively [excluding interest and penalties], of which $158 million and $177 million, respectively, if recognized, would affect the Company’s effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect the Company’s effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets. A summary of the changes in gross unrecognized tax benefits is as follows:

	2015	2014

Balance, beginning of year	$202	$238
Increase based on tax positions related to current year	17	21
Increase (decrease) based on tax positions of prior years	53	(23)
Settlements	(15)	(8)
Statute expirations	(20)	(10)
Foreign currency translation	(16)	(16)
	$221	$202

The Company recognizes interest and penalties with respect to unrecognized tax benefits as income tax expense. As at December 31, 2015 and 2014, the Company had recorded interest and penalties on the unrecognized tax benefits of $21 million and $24 million, respectively, which reflects recoveries related to changes in its reserves for interest and penalties of $3 million and $18 million, respectively.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. During the next twelve months, it is reasonably possible that, as a result of audit settlements, the conclusion of current examinations and the expiration of the statute of limitations in several jurisdictions, the Company may decrease the amount of its gross unrecognized tax benefits [including interest and penalties] by approximately $50 million, of which $49 million, if recognized, would affect its effective tax rate.

The Company considers its significant tax jurisdictions to include Canada, the United States, Austria, Germany and Mexico. With few exceptions, the Company remains subject to income tax examination in Germany for years after 2007, in Austria for years after 2008, Mexico for years after 2009, and in Canada and the U.S. federal jurisdiction for years after 2011.

14.       OTHER ASSETS

Other assets consist of:

	2015	2014

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$276	$243
Long-term receivables [note 23[c]]	87	85
Customer relationship intangibles [note 8]	75	108
Patents and licenses, net	37	32
Pension overfunded status [note 18[a]]	17	13
Unrealized gain on cash flow hedges [note 23]	5	8
Other, net	46	37
	$543	$526

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

15.       EMPLOYEE EQUITY AND PROFIT PARTICIPATION PROGRAM

During the year ended December 31, 2015, a trust, which exists to make orderly purchases of the Company’s shares for employees for transfer to the Employee Equity and Profit Participation Program [“EEPPP”], borrowed up to $55 million [2014 - $63 million] from the Company to facilitate the purchase of Common Shares. At December 31, 2015, the trust’s indebtedness to Magna was $5 million [2014 - $63 million].  The Company nets the receivable from the trust with the Company’s accrued EEPPP payable in accrued wages and salaries.

16.       WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2015	2014

Balance, beginning of year	$80	$81
Expense, net	26	46
Settlements	(53)	(38)
Foreign exchange and other	6	(9)
	$59	$80

17.       DEBT AND COMMITMENTS

[a]         The Company’s long-term debt, which is substantially uncollateralized, consists of the following:

	2015	2014

Senior Notes [note 17 [c]]
$750 million Senior Notes due 2024 at 3.625%	$750	$750
$650 million Senior Notes due 2025 at 4.150%	650	—
€550 million Senior Notes due 2023 at 1.900%	597	—
Cdn$425 million Senior Notes due 2022 at 3.100%	307	—
Bank term debt at a weighted average interest rate of approximately 8.1% [2014 — 8.2%], denominated primarily in Chinese renminbi and Brazilian real	202	173
Government loans at a weighted average interest rate of approximately 3.7% [2014 — 5.5%], denominated primarily in euros and Brazilian real	9	19
Other	42	53
	2,557	995
Less due within one year	211	183
	$2,346	$812

[b]         Future principal repayments on long-term debt are estimated to be as follows:

2016	$211
2017	23
2018	7
2019	4
2020	1
Thereafter	2,311
$2,557

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]          All of the Senior Notes pay a fixed rate of interest semi-annually except for the €550 million Senior Notes which pay a fixed rate of interest annually. The Senior Notes are unsecured obligations and do not include any financial covenants.  The Company may redeem the Senior Notes in whole or in part at any time, at specified redemption prices determined in accordance with the terms of each of the respective indentures governing the Senior Notes.  All of the Senior Notes were issued for general corporate purposes.

[d]         On April 24, 2015, the Company’s $2.25 billion revolving credit facility maturing June 20, 2019 was extended to June 22, 2020. The facility includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

[e]          Interest expense, net includes:

	2015	2014

Interest expense
Current	$20	$27
Long-term	38	20
	58	47
Interest income	(14)	(17)
Interest expense, net	$44	$30

[f]           Interest paid in cash was $54 million for the year ended December 31, 2015 [2014 - $44 million].

[g]          At December 31, 2015, the Company had commitments under operating leases requiring annual rental payments as follows:

Total

2016	$268
2017	232
2018	185
2019	161
2020	138
Thereafter	283
$1,267

For the year ended December 31, 2015, operating lease expense was $285 million [2014 - $319 million].

[h]         The Company had agreements with its founder and certain affiliated entities for the provision of business development, consulting and other business services which ended on December 31, 2014. The cost of these agreements was measured at the exchange amount.  The aggregate amount expensed under these agreements with respect to the year ended December 31, 2014 was $57 million.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

18.       LONG-TERM EMPLOYEE BENEFIT LIABILITIES

Long-term employee benefit liabilities consist of:

	2015	2014

Defined benefit pension plans and other [a]	$181	$199
Termination and long service arrangements [b]	287	313
Retirement medical benefits plans [c]	30	39
Other long-term employee benefits	6	8
Long-term employee benefit obligations	$504	$559

[a]         Defined benefit pension plans

The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. All pension plans are funded to at least the minimum legal funding requirements, while European defined benefit pension plans are unfunded.

The weighted average significant actuarial assumptions adopted in measuring the Company’s obligations and costs are as follows:

	2015	2014

Projected benefit obligation
Discount rate	3.8%	3.7%
Rate of compensation increase	2.5%	2.7%

Net periodic benefit cost
Discount rate	3.7%	4.7%
Rate of compensation increase	2.7%	2.8%
Expected return on plan assets	5.9%	6.0%

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Information about the Company’s defined benefit pension plans is as follows:

	2015	2014

Projected benefit obligation
Beginning of year	$536	$450
Current service cost	12	13
Interest cost	18	20
Actuarial (gains) losses and changes in actuarial assumptions	(18)	93
Benefits paid	(18)	(16)
Acquisition	1	—
Foreign exchange	(38)	(24)
End of year	493	536

Plan assets at fair value [i]
Beginning of year	347	328
Return on plan assets	7	25
Employer contributions	19	24
Benefits paid	(18)	(16)
Foreign exchange	(29)	(14)
End of year	326	347

Ending funded status	$167	$189

Amounts recorded in the consolidated balance sheet
Non-current asset [note 14]	$(17)	$(13)
Current liability	3	3
Non-current liability	181	199
Net amount	$167	$189

Amounts recorded in accumulated other comprehensive loss
Unrecognized actuarial losses	$(138)	$(147)

Net periodic benefit cost
Current service cost	$12	$13
Interest cost	18	20
Return on plan assets	(20)	(19)
Actuarial losses	4	1
Net periodic benefit cost	$14	$15

[i]             The asset allocation of the Company’s defined benefit pension plans at December 31, 2015 and the target allocation for 2016 is as follows:

	2016	2015

Equity securities	40-80%	58%
Fixed income securities	30-50%	41%
Cash and cash equivalents	0-10%	1%
	100%	100%

Substantially all of the plan assets’ fair value has been determined using significant observable inputs (level 2) from indirect market prices on regulated financial exchanges.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The expected rate of return on plan assets was determined by considering the Company’s current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

[b]         Termination and long service arrangements

Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

The weighted average significant actuarial assumptions adopted in measuring the Company’s projected termination and long service benefit obligations and net periodic benefit cost are as follows:

	2015	2014

Discount rate	3.1%	3.0%
Rate of compensation increase	2.8%	2.7%

Information about the Company’s termination and long service arrangements is as follows:

	2015	2014

Projected benefit obligation
Beginning of year	$323	$336
Current service cost	15	18
Interest cost	8	11
Actuarial losses and changes in actuarial assumptions	2	15
Benefits paid	(12)	(17)
Divestiture	(4)	—
Foreign exchange	(37)	(40)
Ending funded status	$295	$323

Amounts recorded in the consolidated balance sheet
Current liability	$8	$10
Non-current liability	287	313
Net amount	$295	$323

Amounts recorded in accumulated other comprehensive loss
Unrecognized actuarial losses	$(69)	$(81)

Net periodic benefit cost
Current service cost	$15	$20
Interest cost	8	11
Actuarial losses	18	16
Net periodic benefit cost	$41	$47

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]          Retirement medical benefits plans

The Company sponsors a number of retirement medical plans which were assumed on certain acquisitions in prior years. These plans are frozen to new employees and incur no current service costs.

In addition, the Company sponsors a retirement medical benefits plan that was amended during 2009 such that substantially all employees retiring on or after August 1, 2009 no longer participate in the plan.

The weighted average discount rates used in measuring the Company’s projected retirement medical benefit obligations and net periodic benefit cost are as follows:

	2015	2014

Retirement medical benefit obligations	3.9%	3.7%
Net periodic benefit cost	3.7%	4.5%
Health care cost inflation	6.5%	7.0%

Information about the Company’s retirement medical benefits plans are as follows:

	2015	2014

Projected benefit obligation
Beginning of year	$41	$36
Interest cost	1	2
Actuarial (gains) losses and changes in actuarial assumptions	(7)	5
Benefits paid	(2)	(2)
Foreign exchange	(1)	—
Ending funded status	$32	$41

Amounts recorded in the consolidated balance sheet
Current liability	$2	$2
Non-current liability	30	39
Net amount	$32	$41

Amounts recorded in accumulated other comprehensive loss
Unrecognized past service costs	$1	$2
Unrecognized actuarial gains	11	4
Total amount included in accumulated other comprehensive loss	$12	$6

Net periodic benefit cost
Interest cost	$2	$2
Actuarial gains	—	(1)
Past service cost amortization	(1)	(1)
Net periodic benefit cost	$1	$—

The effect of a one-percentage point increase or decrease in health care trend rates would not have a significant impact on the Company’s income.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[d]         Future benefit payments

		Termination
	Defined	and long	Retirement
	benefit	service	medical
	pension plans	arrangements	benefits plans	Total

Expected employer contributions - 2016	$17	$8	$2	$27

Expected benefit payments:
2016	$17	$8	$2	$27
2017	17	8	2	27
2018	17	9	2	28
2019	18	12	2	32
2020	19	14	2	35
Thereafter	111	86	9	206
	$199	$137	$19	$355

19.       OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2015	2014

Long-term portion of fair value of hedges [note 23]	$152	$80
Long-term portion of income taxes payable	131	144
Asset retirement obligation	26	26
Long-term lease inducements	19	24
Deferred revenue	3	4
	$331	$278

20.       STOCK-BASED COMPENSATION

[a]         Incentive Stock Option Plan

The Company currently has two incentive stock option plans in effect: the 2009 Stock Option Plan, which was adopted by the Company’s shareholders on May 6, 2010; and the Amended and Restated Incentive Stock Option Plan [the “1987 Stock Option Plan”], which was adopted by shareholders on December 10, 1987, and subsequently amended on May 18, 2000 and May 10, 2007.

Upon adoption of the 2009 Plan, new grants under the 1987 Plan were frozen, but all outstanding options were permitted to continue to vest and be exercisable in accordance with their terms.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

2009 Stock Option Plan

Under the 2009 Stock Option Plan, the Company may grant options to purchase Common Shares to full-time employees and consultants of the Company and its subsidiaries. The maximum number of shares that can be reserved for issuance under the option plan is 32,000,000 shares. The number of shares available to be granted at December 31, 2015 was 12,164,270 [2014 — 13,586,060]. All options granted are for terms of up to seven years from the grant date. Options issued under the 2009 Option Plan to employees and consultants generally vest as to one-third on each of the first three anniversaries of the date of grant. Performance-vested options are granted to some of the Company’s most senior executives, with vesting as to one-sixth, one-third and one-half on the first three anniversaries of the date of grant, subject to satisfaction of a minimum total shareholder return condition. All options allow the holder to purchase Common Shares at a price equal to or greater than the closing market price of such shares on the date prior to the date of the grant.

1987 Stock Option Plan

The Company previously granted options to purchase Common Shares to full-time employees, outside directors or consultants of the Company under the 1987 Stock Option Plan. Upon shareholder approval of the Company’s 2009 Stock Option Plan, the 1987 Stock Option Plan was terminated such that no future grants could be made, but previously granted options would continue to vest and be exercisable in accordance with their original terms of grant. All options granted under the 1987 Stock Option Plan are for terms of up to seven years from the grant date. All options allow the holder to purchase Common Shares at a price equal to or greater than the closing market price of such shares on the date prior to the date of the grant or modification.

The following is a continuity schedule of all options outstanding [number of options in the table below are expressed in whole numbers — restated [note 3]]:

	Options outstanding
		Weighted
		average		Number
	Number	exercise		of options
	of options	price		exercisable

Outstanding at December 31, 2013	9,516,216	Cdn$	20.91	5,694,218
Granted	1,502,600	53.36		—
Exercised	(2,649,160)	19.92		(2,649,160)
Cancelled	(54,998)	30.23		(12,000)
Vested	—	—		1,581,430
Outstanding at December 31, 2014	8,314,658	Cdn$	27.03	4,614,488
Granted	1,614,336	68.24		—
Exercised	(2,387,032)	18.17		(2,387,032)
Cancelled	(192,546)	41.08		(2)
Vested	—	—		1,965,905
Outstanding at December 31, 2015	7,349,416	Cdn$	38.59	4,193,359

The total intrinsic value of options exercised during 2015 was $86 million [2014 - $85 million].

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

At December 31, 2015, the outstanding options consist of [number of options in the table below are expressed in whole numbers]:

	Options outstanding
			Remaining		Number
		Number	contractual		of options
		of options	life [years]		exercisable

Cdn$10 to $15		1,000,682	0.9		1,000,682
Cdn$15 to $20		20,000	1.4		20,000
Cdn$20 to $25		1,480,560	3.2		1,487,226
Cdn$25 to $30		1,877,018	3.8		1,247,757
Over Cdn$50		2,971,156	5.7		437,694
		7,349,416			4,193,359

Weighted average exercise price	Cdn$	38.59		Cdn$	25.53
Weighted average life remaining [years]		4.03			2.94
Aggregate intrinsic value at December 31, 2015	$93			$93

The weighted average assumptions used in measuring the fair value of stock options granted are as follows:

	2015	2014

Risk-free interest rate	0.97%	1.60%
Expected dividend yield	2.00%	2.00%
Expected volatility	26%	29%
Expected time until exercise	4.6 years	4.5 years

Weighted average fair value of options granted in year [Cdn$] [restated [note 3]]	$12.84	$11.47

[b]         Long-term retention program

The Company awarded certain executives an entitlement to Common Shares in the form of restricted stock. Such shares become available to the executives, subject to acceleration on death or disability, after an approximate four-year holding period, provided certain conditions are met, and are to be released in equal amounts over a 10-year period, subject to forfeiture under certain circumstances. The stock that has not been released to the executives is reflected as a reduction in the stated value of the Company’s Common Shares.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The following is a continuity of the stock that has not been released to the executives and is reflected as a reduction in the stated value of the Company’s Common Shares [number of Common Shares in the table below are expressed in whole numbers — restated [note 3]]:

	Number	Stated
	of shares	value

Awarded and not released, December 31, 2013	1,460,952	$25
Release of restricted stock	(286,304)	(5)
Awarded and not released, December 31, 2014	1,174,648	20
Release of restricted stock	(286,312)	(4)
Awarded and not released, December 31, 2015	888,336	$16

[c]          Restricted stock unit program

In a number of different circumstances, the Company awards restricted stock units [“RSUs”] to certain executives and other employees as part of the Company’s compensation program. These RSUs are notional units, each of which is equivalent to one Magna Common Share. In most cases, the RSUs are redeemable solely at the Company’s option, either by delivery of the specified number of Common Shares or the cash value on the redemption date [based on the 20-day weighted average trading price]. Redemption of the RSUs generally occurs on December 15 of the second year after the date of grant, subject to earlier redemption or cancellation in specified circumstances. In some cases, RSUs are subject to vesting and other conditions and quarterly dividend equivalents are paid to the grantees.

The Company maintains a Non-Employee Director Share-Based Compensation Plan [“DSU Plan”] which governs the 60% portion of the annual retainer payable to Independent Directors which is mandatorily deferred in the form of Deferred Share Units [“DSUs”]. Additionally, each Independent Director may annually elect to defer up to 100% of his or her total annual cash compensation from Magna [including committee retainers, meeting and other fees]. The amounts deferred in the DSU Plan are reflected in DSUs, which are notional units, the value of which increases or decreases in direct relation to the New York Stock Exchange [“NYSE”] market price of Magna Common Shares. Dividend equivalents are credited on DSUs at the times and in the amounts of dividends that are declared and paid on Magna’s Common Shares. All DSUs are fully vested on the date allocated to an Independent Director under the DSU Plan.  The DSUs are settled upon an Independent Director’s retirement from the Board by delivering Magna Common Shares equal to the whole DSUs credited to the Independent Director.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The following is a continuity schedule of restricted stock unit programs outstanding [number of stock units in the table below are expressed in whole numbers — restated [note 3]]:

	Equity	Liability	Equity
	classified	classified	classified
	RSUs	RSUs	DSUs	Total

Outstanding at December 31, 2013	1,263,709	60,238	254,894	1,578,841
Granted	363,053	18,050	44,272	425,375
Dividend equivalents	1,678	1,132	4,095	6,905
Forfeitures	—	(820)	—	(820)
Redeemed	(643,162)	(32,548)	—	(675,710)
Outstanding at December 31, 2014	985,278	46,052	303,261	1,334,591
Granted	356,422	15,922	43,955	416,299
Dividend equivalents	1,633	1,094	5,468	8,195
Redeemed	(495,627)	(28,236)	—	(523,863)
Outstanding at December 31, 2015	847,706	34,832	352,684	1,235,222

[d]         Compensation expense related to stock-based compensation

Stock-based compensation expense recorded in selling, general and administrative expenses related to the above programs is as follows:

	2015	2014

Incentive Stock Option Plan	$12	$15
Long-term retention	4	4
Restricted stock unit	20	21
Total stock-based compensation expense	$36	$40

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

21.       CAPITAL STOCK

[a]         At December 31, 2015, the Company’s authorized, issued and outstanding capital stock are as follows:

Preference shares - issuable in series -

The Company’s authorized capital stock includes 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding.

Common Shares -

Common Shares without par value [unlimited amount authorized] have the following attributes:

[i]             Each share is entitled to one vote per share at all meetings of shareholders.

[ii]          Each share shall participate equally as to dividends.

[b]         On November 10, 2015, the TSX accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase for cancellation, as well as purchases to fund the Company’s stock-based compensation awards or programs and/or the Company’s obligations to its deferred profit sharing plans, of up to 40 million Magna Common Shares [the “2015 Bid”], representing 9.9% of the Company’s public float of Common Shares. The Bid commenced on November 13, 2015 and will terminate no later than November 12, 2016.

Previously, the Company had Normal Course Issuer Bids in place for the 12 month periods beginning in November 2014 and 2013.

The following is a summary of the Normal Course Issuer Bids [number of shares in the table below are expressed in whole numbers]:

	Maximum	2015		2014
	number	Shares	Cash	Shares	Cash
	of shares	purchased	amount	purchased	amount
2013 Bid	40,000,000	—	$—	30,271,428	$1,525
2014 Bid	40,000,000	8,166,514	388	4,798,376	241
2015 Bid	40,000,000	2,585,970	113	—	—
		10,752,484	$501	35,069,804	$1,766

Certain purchases were made by way of private agreements entered into with arm’s length, third party sellers. Such private agreement purchases were made at a discount to the prevailing market price for the Company’s Common Shares and pursuant to issuer bid exemption orders issued by the Ontario Securities Commission. All other purchases of Common Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

[c]          The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at March 3, 2016 were exercised or converted:

Common Shares	401,643,203
Stock options [note 20]	9,117,224
410,760,427

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

22.       ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2015	2014

Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of year	$(255)	$454
Net unrealized loss	(798)	(681)
Repurchase of shares under normal course issuer bids [note 21]	11	(28)
Balance, end of year	(1,042)	(255)

Accumulated net unrealized loss on cash flow hedges [b]
Balance, beginning of year	(113)	(20)
Net unrealized loss	(244)	(103)
Reclassification of net loss to net income [a]	95	10
Balance, end of year	(262)	(113)

Accumulated net unrealized loss on other long-term liabilities [b]
Balance, beginning of year	(186)	(117)
Net unrealized gain (loss)	14	(72)
Reclassification of net loss to net income [a]	7	3
Balance, end of year	(165)	(186)

Accumulated net unrealized loss on available-for-sale investments
Balance, beginning of year	(4)	(4)
Net unrealized loss	3	—
Balance, end of year	(1)	(4)

Total accumulated other comprehensive loss [c]	$(1,470)	$(558)

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[a]         The effects on net income of amounts reclassified from AOCL, with presentation location, were as follows:

	2015	2014

Cash flow hedges
Sales	$(86)	$(28)
Cost of sales	(45)	17
Interest	(3)	—
Income tax	39	1
Net of tax	(95)	(10)

Other long-term liabilities
Cost of sales	(9)	(4)
Income tax	2	1
Net of tax	(7)	(3)

Total loss reclassified to net income	$(102)	$(13)

[b]         The amount of income tax benefit that has been allocated to each component of other comprehensive loss is as follows:

	2015	2014
Accumulated net unrealized loss on cash flow hedges
Balance, beginning of year	$44	$4
Net unrealized loss	92	41
Reclassification of net loss to net income	(39)	(1)
Balance, end of year	97	44

Accumulated net unrealized loss on other long-term liabilities
Balance, beginning of year	36	14
Net unrealized (gain) loss	(3)	23
Reclassification of net loss to net income	(2)	(1)
Balance, end of year	31	36

Total income tax benefit	$128	$80

[c]          The amount of other comprehensive loss that is expected to be reclassified to net income during 2016 is $185 million.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

23.  FINANCIAL INSTRUMENTS

[a]         Foreign exchange contracts

At December 31, 2015, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars				For U.S. dollars
	U.S.	Weighted		Weighted		Weighted
Buy	dollar	average	Euro	average	Peso	average
(Sell)	amount	rate	amount	rate	amount	rate
2016	276	1.30051	44	1.45543	4,248	0.06751
2016	(932)	0.82317	(11)	0.67901	—	—
2017	7	1.23553	14	1.44220	2,689	0.06269
2017	(577)	0.81685	—	—	—	—
2018	—	—	—	—	780	0.05619
2018	(416)	0.79299	—	—	—	—
2019	(278)	0.78519	—	—	—	—
2020	(117)	0.76577	—	—	—	—
	(2,037)		47		7,717

	For euros
	U.S.	Weighted		Weighted	Czech	Weighted
Buy	dollar	average	GBP	average	koruna	average
(Sell)	amount	rate	amount	rate	amount	rate
2016	101	0.87463	11	1.40949	3,377	0.03709
2016	(153)	1.20933	(13)	0.80758	(2)	26.84500
2017	38	0.88127	—	—	2,168	0.03720
2017	(84)	1.23216	(9)	0.81324	—	—
2018	15	0.87239	—	—	1,031	0.03774
2018	(45)	1.18114	(7)	0.73974	—	—
2019	5	0.85873	—	—	—	—
2019	(17)	1.16813	(4)	0.74603	—	—
2020	(2)	1.17400	—	—	—	—
	(142)		(22)		6,574

Based on forward foreign exchange rates as at December 31, 2015 for contracts with similar remaining terms to maturity, gains of $31 million and losses of $343 million relating to the Company’s foreign exchange forward contracts have been recognized in other comprehensive loss [note 22].

The Company does not enter into foreign exchange forward contracts for speculative purposes.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]   Financial assets and liabilities

The Company’s financial assets and liabilities consist of the following:

	2015	2014

Trading
Cash and cash equivalents	$2,863	$1,249
Investment in ABCP	73	88
Equity investments	4	—
	$2,940	$1,337
Available-for-sale investments
Equity investments	$—	$5

Held-to-maturity investments
Severance investments	$3	$4

Loans and receivables
Accounts receivable	$5,439	$5,316
Long-term receivables included in other assets [note 14]	87	85
	$5,526	$5,401

Other financial liabilities
Bank indebtedness	$25	$30
Long-term debt (including portion due within one year)	2,557	995
Accounts payable	4,746	4,765
	$7,328	$5,790

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses and other	$27	$21
Other assets	4	8
Other accrued liabilities	(191)	(90)
Other long-term liabilities	(152)	(80)
	(312)	(141)
Commodity contracts
Other accrued liabilities	—	(1)
	$(312)	$(142)

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]   Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair value in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impact of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated	Net
	balance sheets	balance sheets	amounts

December 31, 2015
Assets	$31	$30	$1
Liabilities	$(343)	$(30)	$(313)

December 31, 2014
Assets	$29	$28	$1
Liabilities	$(170)	$(28)	$(142)

[d]         Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

At December 31, 2015, the Company held Canadian third party ABCP with a face value of Cdn$107 million [2014 - Cdn$107 million]. The carrying value and estimated fair value of this investment was Cdn$101 million [2014 - Cdn$102 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

Term debt

The Company’s term debt includes $211 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

Senior Notes

At December 31, 2015, the net book value of the Company’s Senior Notes was $2.30 billion and the total estimated fair value of the Senior Notes was approximately $2.31 billion, determined primarily using active market prices, categorized as Level 1 inputs within the Accounting Standards Codification 820 fair value hierarchy.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[e]          Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held-to-maturity investments and foreign exchange and commodity forward contracts with positive fair values.

Cash and cash equivalents, which consist of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the year ended December 31, 2015, sales to the Company’s six largest customers represented 83% [2014 - 83%] of the Company’s total sales; and substantially all of its sales are to customers in which the Company has ongoing contractual relationships.

[f]           Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts [note 23[a]].

[g]         Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

24.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]         In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies and, in February 2006, the plaintiffs further amended their claim to add an additional remedy. In February 2016, a consent order was granted allowing the Plaintiffs to file a fresh statement of claim which includes an additional remedy and reduces certain aggravated and punitive damages claimed.  The fresh statement of claim alleges, among other things:

•                  breach of fiduciary duty by the Company and two of its subsidiaries;

•                  breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•                  the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement [the “Licence Agreement”], together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•                  inducement by the Company of a breach of the Licence Agreement by TRW;

•                  a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•                  oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$2.56 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery are expected to occur. A trial is not expected to commence until 2017. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. Notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]         In September 2013, representatives of the Bundeskartellamt, the German Federal Cartel Office, attended at one of the Company’s operating divisions in Germany to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive textile coverings and components, particularly trunk linings. In January 2016, the German Federal Cartel Office closed its investigation without taking any action against the Company or any of its operating divisions.

In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products.

Proceedings of this nature can often continue for several years. Where wrongful conduct is found, the relevant antitrust authority can, depending on the jurisdiction, initiate administrative or criminal legal proceedings and impose administrative or criminal fines or penalties taking into account several mitigating and aggravating factors.  At this time, management is unable to predict the duration or outcome of the Brazilian investigation, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if found to be liable.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has initiated a global review focused on antitrust risk led by a team of external counsel. If any antitrust violation is found as a result of the above-referenced investigations or otherwise, Magna could be subject to fines, penalties and civil, administrative or criminal legal proceedings that could have a material adverse effect on Magna’s profitability in the year in which any such fine or penalty is imposed or the outcome of any such proceeding is determined. Additionally, Magna could be subject to other consequences, including reputational damage, which could have a material adverse effect on the Company.

[c]          In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 16]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

25.       SEGMENTED INFORMATION

[a]         Magna is a global automotive supplier whose product capabilities include producing body, chassis, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.

Magna’s success is directly dependent upon the levels of North American and European [and currently to a lesser extent on Asia and Rest of World] car and light truck production by its customers. OEM production volumes in each of North America and Europe may be impacted by a number of geographic factors, including general economic conditions, interest rates, consumer credit availability, fuel prices and availability, infrastructure, legislative changes, environmental emission and safety issues, and labour and/or trade relations.

Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis. The Company’s segments consist of North America, Europe, Asia and Rest of World. The Company maintains management teams in each of the Company’s two primary markets, North America and Europe. The role of the North American and European management teams is to manage Magna’s interests to ensure a coordinated effort across the Company’s different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, the regional management teams centrally manage key aspects of the Company’s operations while permitting the divisions enough flexibility through Magna’s decentralized structure to foster an entrepreneurial environment.

Consistent with the above, the Company’s internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth in the Company.

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense (income), net.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The following tables show certain information with respect to segment disclosures:

	2015
			Depreciation			Fixed	Fixed
	Total	External	and	Adjusted		asset	assets,
	sales	sales	amortization	EBIT [ii]	Goodwill	additions	net
North America
Canada	$6,329	$5,856				$242	$647
United States	9,603	9,183				421	1,431
Mexico	4,261	3,869				233	756
Eliminations	(1,178)	—				—	—
North America	19,015	18,908	$411	$1,934	$590	896	2,834
Europe
Western Europe (excluding Great Britain)	8,936	8,635				357	1,279
Great Britain	404	404				26	145
Eastern Europe	2,110	1,873				112	474
Eliminations	(327)	—				—	—
Europe	11,123	10,912	276	451	525	495	1,898
Asia	1,981	1,846	77	149	229	121	820
Rest of World	461	461	17	(25)	—	15	54
Corporate and Other [i]	(446)	7	21	20	—	64	399
Total reportable segments	$32,134	$32,134	$802	$2,529	$1,344	$1,591	$6,005
Current assets							11,144
Investments, goodwill, deferred tax assets and other assets							2,557
Consolidated total assets							$19,706

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

	2014
			Depreciation			Fixed	Fixed
	Total	External	and	Adjusted		asset	assets,
	sales	sales	amortization	EBIT [ii]	Goodwill	additions	net
North America
Canada	$6,799	$6,324				$204	$638
United States	9,194	8,666				328	1,204
Mexico	3,984	3,653				153	626
Eliminations	(1,216)	—				—	—
North America	18,761	18,643	$407	$2,003	$633	685	2,468
Europe
Western Europe (excluding Great Britain)	11,086	10,794				334	1,302
Great Britain	385	384				13	36
Eastern Europe	2,397	2,102				80	498
Eliminations	(366)	—				—	—
Europe	13,502	13,280	327	502	577	427	1,836
Asia	1,919	1,773	71	150	127	140	648
Rest of World	695	694	17	(35)	—	8	82
Corporate and Other [i]	(474)	13	23	61	—	234	368
Total reportable segments	$34,403	$34,403	$845	$2,681	$1,337	$1,494	$5,402
Current assets							9,862
Investments, goodwill, deferred tax assets and other assets							2,462
Noncurrent assets held for sale							348
Consolidated total assets							$18,074

[i]             Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii]          The following table reconciles Adjusted EBIT to Income from operations before income taxes:

	2015	2014

Adjusted EBIT	$2,529	$2,681
Other income (expense), net	166	(46)
Interest expense, net	(44)	(30)
Income from continuing operations before income taxes	$2,651	$2,605

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]         The following table aggregates external revenues by customer as follows:

	2015	2014

General Motors	$6,424	$6,361
Fiat / Chrysler Group	5,094	5,505
Ford Motor Company	4,923	4,660
Daimler AG	3,779	4,009
Volkswagen	3,301	3,872
BMW	3,300	4,153
Other	5,313	5,843
	$32,134	$34,403

[c]          The following table summarizes external revenues generated by automotive products and services:

	2015	2014

Body systems and chassis systems	$7,790	$8,078
Exterior systems	5,155	5,435
Powertrain systems	4,755	5,083
Seating systems	4,497	4,969
Tooling, engineering and other	2,700	2,755
Vision and electronic systems	2,583	2,518
Complete vehicle assembly	2,357	3,160
Closure systems	2,297	2,405
	$32,134	$34,403

26.       SUBSEQUENT EVENT

Acquisition of Getrag

In the third quarter of 2015, the Company signed an agreement to acquire 100% of the common shares and voting interest of the Getrag Group of Companies [“Getrag”].  Getrag is a global supplier of automotive transmission systems including manual, automated-manual, dual clutch, hybrid and other advanced systems.  The transaction was completed on January 4, 2016.

The total consideration transferred by the Company was approximately €1.75 billion in cash, and is subject to working capital and other customary purchase price adjustments.  The acquisition of Getrag will be accounted for as a business combination under the acquisition method of accounting. The Company will record the assets acquired and liabilities assumed at their fair values as of the acquisition date. Due to the limited amount of time since the acquisition date, the preliminary acquisition valuation for the business combination is incomplete at this time. As a result, the Company is unable to provide the amounts recognized as of the acquisition date for the major classes of assets acquired and liabilities assumed, including the information required for valuation of intangible assets and goodwill.